Color Star Technology Co., Ltd.

 800 3rd Ave, Suite 2800

New York, NY 10022

June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Color Star Technology Co., Ltd.
Registration Statement on Form F-3
Originally filed on May 26, 2021
Registration No. 333-256508

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Color Star Technology Co., Ltd. hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on June 23, 2021, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

By:	/s/ Basil Wilson
Basil Wilson

Chief Executive Officer